EXHIBIT 5.1

March 9, 2010

OSI Systems, Inc.

12525 Chadron Avenue

Hawthorne, California 90250

Re: Post-Effective Amendment No. 1 to Form S-3

Ladies and Gentlemen:

This opinion letter is furnished to you in connection with your filing of a Post-Effective Amendment No. 1 to registration statements on Form S-3, File Nos. 333-119704 and 333-148937 (as amended, the “Registration Statements”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on or about the date hereof relating to the registration of up to 2,077,347 shares of Common Stock, $0.001 par value per share (the “Shares”), of OSI Systems, Inc., a Delaware corporation (the “Company”).

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions expressed below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinion set forth below, on certificates of officers of the Company.

The opinion expressed below is limited to the Delaware General Corporation Law (which includes applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the Delaware General Corporation Law and the Delaware Constitution).

Based on the foregoing, we are of the opinion that the issuance of the Shares has been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of the Warrants, that the Shares will be validly issued, fully paid and non-assessable.

We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statements. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/S/ LOEB & LOEB LLP
LOEB & LOEB LLP